Exhibit 8.1

Subsidiaries

The following is a list of our significant subsidiaries, including the name, country/jurisdiction of incorporation and the proportion of our ownership interest.

Subsidiary	Jurisdiction	Ownership
Tower US Holdings Inc.	Delaware	100% directly
Tower Semiconductor NPB Holdings Inc.	Delaware	100% indirectly through Tower US Holdings Inc.
Tower Semiconductor Newport Beach, Inc.	Delaware	100% indirectly through Tower Semiconductor NPB Holdings Inc.
Newport Fab LLC	Delaware	100% indirectly through Tower Semiconductor Newport Beach Inc.
Tower Semiconductor San Antonio Inc.	Delaware	100% indirectly through Tower US Holdings Inc.
TowerJazz Panasonic Semiconductor Co., Ltd.	Japan	51% directly